December 5, 2005

VIA EDGAR

Mr. Joseph A. Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Blockbuster Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the quarter ended September 30, 2005
File No. 001-15153

Dear Mr. Foti:

On behalf of Blockbuster Inc. (“Blockbuster” or the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission, dated November 21, 2005, concerning the above-referenced documents.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, Blockbuster requests that the Staff return to Blockbuster this response letter as soon as the Staff completes its review.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended September 30, 2005

Comment:

We presume you classify sales of non-base rental library stock as operating cash inflows, because we note no separate item within investing activities relating to cash inflows from its sale. If our presumption is appropriate, we do not understand your basis for classifying the cash flows associated with the purchase of non-base rental library stock as investing cash outflows, while classifying the cash inflows associated with the ultimate sale of the rental library stock as operating cash inflows. In this respect, we believe the classification of cash flows related to both the purchase and sale of the non-base rental library stock should be consistent. We believe that in determining whether investing or operating classification is appropriate, you should consider whether the fact that the non-base rental library stock is rented to customers for a short period of time and then sold, makes the nature of the rental library stock so similar to your recurring merchandise inventory purchases that operating classification would be appropriate for both the purchase and sale of the non-base rental library stock. Please refer to paragraphs 24 and 87 of SFAS 95 for guidance. Please advise and revise, as appropriate.

Mr. Foti

U.S. Securities and Exchange Commission

December 5, 2005

Response:

We classify the purchase of rental library stock as investing cash outflows. We classify rental revenues, which include rental fees and the related sales of our rental library stock, as operating cash inflows. We respectfully submit that our classification of these cash flows reflects the business purposes and economic substance of these purchase and sale transactions and is in accordance with SFAS 95.

•	Classification of cash outflows for rental library purchases—Paragraph 24 of SFAS 95 states that the acquisition of equipment to be rented to others is generally an investing activity. In addition, paragraph 87 of SFAS 95 presumes that the acquisition of productive assets is an investing activity. Both paragraphs 24 and 87 indicate that the appropriate classification depends on the activity that “is likely to be the predominant source of cash flows for the item.” Rental fee revenues generated by our rental library stock represent the predominant source of cash flows generated by our rental library stock. In contrast, revenues generated by sales of our merchandise inventory to customers are the predominant source of cash flow generated by our merchandise inventory and, accordingly, our purchases of merchandise inventory are classified as operating activities.

•	Classification of cash inflows from sales of rental library stock—Paragraph 22 of SFAS 95 states that cash inflows from operating activities include “cash receipts from sales of goods or services to customers.” We acquire rental library stock primarily to generate cash flows from rental fee revenue. However, historically, after the utility of the product as an asset to be rented to others has diminished, we sell the asset to our customers in the ordinary course of business. These sales are classified as rental revenues in our income statement and are a culmination of our rental cycle and an integral part of our rental business. Thus, although rental library stock is initially purchased primarily to generate rental fee revenues, subsequent sales of rental library stock to our customers is the same substantive economic transaction as sales of our merchandise inventory to our customers. As such, we believe these sales of rental library stock represent cash receipts from sales of goods as defined in paragraph 22 of SFAS 95 and are appropriately classified as cash inflows from operating activities.

If you have any questions regarding the foregoing, please call the undersigned or Larry J. Zine, Executive Vice President, Chief Financial Officer and Chief Administrative Officer, at (214) 854-3000.

Mr. Foti

U.S. Securities and Exchange Commission

December 5, 2005

Very truly yours,

/s/ James A. Howell
James A. Howell
Senior Vice President and
Corporate Controller

cc:	John F. Antioco, Chairman & CEO, Blockbuster Inc.
Edward B. Stead, EVP & General Counsel, Blockbuster Inc.
Larry J. Zine, EVP, CFO & CAO, Blockbuster Inc.
Bryan Pechersky, VP & Senior Corporate Counsel
Robert Kimball, Vinson & Elkins L.L.P.
Paul Gendron, PricewaterhouseCoopers LLP